Exhibit (h)(5)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

GMO Climate Change Fund

Notification of Management Fee Reduction

NOTIFICATION made as of March 9, 2017 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO Climate Change Fund (the “Fund”), a series of GMO TRUST, a Massachusetts business trust (the “Trust”).

WHEREAS, the Advisor and the Trust, on behalf of the Fund, are parties to a Management Contract, dated March 9, 2017 (“Management Contract”); and

WHEREAS, under the Management Contract, the Fund pays to the Advisor a fee computed and paid monthly at the annual rate of 0.60% of EMF’s average daily net asset value (“Fee”);

WHEREAS, the Advisor is willing to reduce the Fee;

NOW, THEREFORE, the Advisor hereby notifies the Trust that the Advisor has agreed to irrevocably reduce the Fee as follows:

Effective for the period beginning March 27, 2017 and ending June 30, 2018, the Advisor irrevocably agrees to reduce the Fee payable to the Advisor by the Fund under the Management Contract to an annual rate of 0.45%. The Fee shall continue to be calculated and paid in accordance with the terms of the Management Contract.

IN WITNESS WHEREOF, the Advisor has executed this notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By: /s/ J.B. Kittredge
Name: J.B. Kittredge
Title: General Counsel
Reviewed by: Douglas Charton

This Agreement is executed on behalf of  GMO by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually.  The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon  GMO and its assets.  A Certificate of Organization of GMO is on file with the Secretary of The Commonwealth of Massachusetts.